SCHEDULE 13G

Amendment No. 2
Davita Incorporated
Common Stock
Cusip #23918K108


Cusip #23918K108
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	804,930
Item 6:	0
Item 7:	6,584,973
Item 8:	0
Item 9:	6,584,973
Item 11:	10.221%
Item 12:	    HC


Cusip #23918K108
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	6,584,973
Item 8:	0
Item 9:	6,584,973
Item 11:	10.221%
Item 12:	IN


Cusip #23918K108
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	6,584,973
Item 8:	0
Item 9:	6,584,973
Item 11:	10.221%
Item 12:	    IN



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)




Item 1(a).	Name of Issuer:

		Davita Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		21250 Hawthorne Blvd., Suite 800
		Torrance, CA  90503-5517

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		23918K108

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	6,584,973

	(b)	Percent of Class:	10.221%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	804,930

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	6,584,973

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Davita Incorporated. The interest of one person, Fidelity Advisors High Yield Fund, an investment company registered under the Investment
Company Act of 1940, in the Common Stock of Davita
Incorporated, amounted to 3,469,450 shares or 5.385% of the total outstanding Common Stock at December 31, 2002.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of
the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of Davita Incorporated at December 31,
2002 is true, complete and correct.

February 14, 2003
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company
("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,575,691 shares or 8.655% of the Common Stock outstanding of Davita Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of Common
Stock of Davita Incorporated owned by the investment companies at December 31, 2002 included 78,060 shares of Common Stock resulting from the assumed conversion of $2,000,000 principal amount of RENAL TREAT CV 5.625% 07/15/06 (39.03 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Davita Incorporated owned by the investment companies at December 31, 2002 included
800,671 shares of Common Stock resulting from the assumed conversion of $26,270,000 principal amount of TOTAL
RENAL 7%CSD 5/15/09 144A (30.4785 shares of Common
Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Davita Incorporated owned by the investment companies at December 31, 2002 included 2,457,175 shares of Common Stock resulting from the assumed conversion of $80,620,000 principal amount of TOTAL RENAL CARE CV 7% 5/15/09 (30.4785 shares of
Common Stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity
Advisors High Yield Fund, amounted to 3,469,450 shares or
5.385% of the Common Stock outstanding. Fidelity Advisors
High Yield Fund has its principal business office at 82
Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 5,575,691 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d,
Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 981,407 shares or 1.523% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of Common Stock of Davita
Incorporated owned by the institutional account(s) at December 31, 2002 included 78,060 shares of Common
Stock resulting from the assumed conversion of $2,000,000 principal amount of RENAL TREAT CV 5.625% 07/15/06
(39.03 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common
Stock of Davita Incorporated owned by the institutional account(s) at December 31, 2002 included 116,732 shares of Common Stock resulting from the assumed conversion of $3,830,000 principal amount of TOTAL RENAL 7%CSD
5/15/09 144A (30.4785 shares of Common Stock for each
$1,000 principal amount of debenture). The number of shares of Common Stock of Davita Incorporated owned by the institutional account(s) at December 31, 2002 included
399,115 shares of Common Stock resulting from the assumed conversion of $13,095,000 principal amount of TOTAL
RENAL CARE CV 7% 5/15/09 (30.4785 shares of Common
Stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 981,407 shares and sole power to vote or to direct the voting of 777,055 shares, and no power to vote or to direct the voting of 204,352 shares of Common Stock owned by the institutional account(s) as reported above.

	Geode Capital Management, LLC, 53 State Street,
Boston, Massachusetts 02109, a Delaware limited liability company ("Geode LLC"), is the beneficial owner of 228 shares or 0.000% of the outstanding common stock of the Company. Geode LLC is wholly-owned by Fidelity
Investors III Limited Partnership ("FILP III"), a Delaware limited partnership. Geode LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Fidelity Investors Management, LLC ("FIML"), a
Delaware limited liability company, is the general partner and investment manager of FILP III, and is an investment manager registered under Section 203 of the Investment
Advisers Act of 1940. The managers of Geode LLC, the members of FIML and the limited partners of FILP III are certain shareholders and employees of FMR Corp.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and
Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of
FMR Corp. and Abigail P. Johnson is a Director of FMR
Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 27,647 shares or 0.043% of the Common Stock outstanding of the Company. The number of shares of Common Stock of Davita Incorporated owned by the institutional account(s) at December 31, 2002 included 5,855 shares of Common Stock resulting from the assumed conversion of $150,000 principal amount of RENAL TREAT CV 5.625% 07/15/06 (39.03 shares of Common Stock for each $1,000 principal amount of debenture). The number of shares of Common Stock of Davita Incorporated owned by the institutional account(s) at December 31, 2002 included 21,792 shares of Common
Stock resulting from the assumed conversion of $715,000 principal amount of TOTAL RENAL CARE CV 7% 5/15/09
(30.4785 shares of Common Stock for each $1,000 principal amount of debenture). Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B.




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature
(FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 27,647 shares or 0.043% of the Common Stock outstanding of Davita
Incorporated.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company
(Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity.
The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson
3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL may continue to have the International Funds or other accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL considers to be reasonable prices and other investment opportunities that may be available to the International Funds.

	FIL intends to review continuously the equity position of the International Funds and other accounts in the Company. Depending upon its future evaluations of the business and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL may determine to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

	FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

	FIL has sole power to vote and the sole power to dispose of 27,647 shares.


 	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2003, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Davita Incorporated at December 31, 2002.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

	Abigail P. Johnson

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel

	Fidelity Advisors High Yield Fund

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Secretary